

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

January 14, 2013

Via E-Mail
Mr. Cary G. Bullock
Chairman, President, and Chief Executive Officer
ThermoEnergy Corporation
10 New Bond Street
Worcester, MA 01606

> **Re:** **ThermoEnergy Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 18, 2012**
> **File No. 33-46104-FW**

Dear Mr. Bullock:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information that you provide in response to these comments, we may have additional comments.

Proposal I, page 5

1. Please provide the disclosure required by Item 404 of Regulation S-K, if applicable. See Item 7(b) of Schedule 14A.

2. Please provide the disclosure required by Item 407(b) of Regulation S-K on meetings of the board of directors during the last full fiscal year. See Item 7(d) of Schedule 14A.

Proposal II, page 15

3. With respect to the proposal to relating to the modification of your Series B Convertible Preferred Stock, please provide all of the disclosure required by Item 12

of Schedule 14A, including the financial information required by Item 13(a) of Schedule 14A. We note that you have incorporated by reference only the audited financial statements and management's discussion and analysis of financial condition and results of operation from your annual report on Form 10-K for the fiscal year ended December 31, 2011.

4. Disclosure indicates that one of the changes to the certificate of incorporation would create a new series of preferred stock designated Series C Convertible Preferred Stock. Additional disclosure indicates that you intend to issue, offer, and sell shares of the Series C Convertible Preferred Stock to a group of accredited investors in a private placement. We note that the Form 8-K filed on December 6, 2012 disclosed that you entered into a November 30, 2012 bridge loan agreement with investors for $3.7 million in exchange for issuance of the series C convertible preferred stock. Please provide all of the disclosure required by Item 11 of Schedule 14A, including the material provisions of the bridge loan agreement and the financial information required by Item 13(a) of Schedule 14A.

5. Disclosure indicates that you agreed in 2011 with holders of outstanding common stock purchase warrants, subject to shareholder approval of the proposed amendment, to allow them to exchange their shares of series B convertible preferred stock for an equal number of shares of series B-1 convertible preferred stock and thereby to obtain priority in liquidation over the holders of series B convertible preferred stock who elected not to exercise or surrender their warrants. Please describe the exemption from registration that you intend to rely upon for the exchange, or otherwise advise us of the Securities Act implications of the planned exchange.

Executive Officer and Director Compensation, page 24

6. Please include the disclosure required by Item 402 of Regulation S-K for your most recently completed fiscal year. See Item 8 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may direct questions on comments and other disclosure issues to Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-Mail
       William E. Kelly, Esq.
       Nixon Peabody LLP
       100 Summer Street
       Boston, MA 02110